September 1, 2011

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	ADVANCED ID CORP POST-EFFECTIVE AMENDMENT 1 To Registration Statement on FORM S-1 Filed on July 9, 2009 (FILE NO 333-144556) FORM AW- APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Advanced ID Corp., a Nevada corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, to withdraw the above-referenced amendment (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2009.

As discussed with SEC staff members, the Registrant is requesting the withdrawal of the Post-Effective Amendment because the registration statement to which the Post-Effective Amendment relates has been withdrawn. The Company is requesting withdrawal of the Post-Effective Amendment because the Company has determined not to proceed with the updating of the Registration Statement because the purpose of the Amendment was to update the filing to permit the corporation to sell shares without reliance on Rule 144. The company has agreed that any sales will be made only upon compliance with Rule 144, if available.

The corporation decided not to issue additional non restricted Advanced ID shares and no securities have been sold or will be sold pursuant to the Post-Effective Amendment.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Post-Effective Amendment be issued by the SEC as soon as reasonably possible.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Dan Finch, Advanced ID’s president.at 1-214-755-0932

Sincerely,

Advanced ID Corp

By:  /s/ Dan Finch
  Dan Finch, President